Exhibit 21.1

List of Subsidiaries of Wellgistics Health, Inc.

Wellgistics, LLC, a Florida limited liability company (100% owned by Wellgistics Health, Inc.)

Wood Sage, LLC, a Florida limited liability company (100% owned by Wellgistics Health, Inc.)

Community Specialty Pharmacy, LLC, a Florida limited liability company (100% owned by Wood Sage, LLC)

Alliance Pharma Solutions, LLC, a Florida limited liability company (100% owned by Wood Sage, LLC)